SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                               -------------------

                                 AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Odyssey Pictures Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   676121-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Peter E. Van Son, Esq.
                            Watson, Farley & Williams
                               380 Madison Avenue
                               New York, NY 10017
                                  212-922-2264
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

            Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

-----------------------------                                 ------------------
CUSIP No. 676121-10-6                      13D                Page 2 of 11 Pages
-----------------------------                                 ------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Lecoutere Finance S.A. ("Lecoutere"), formerly known as Flanders Film S.A.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Luxembourg
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER 1,468,698 shares of Common Stock and
  Number of             401,600 Warrants to purchase Common Stock (1,870,298
   Shares               shares in the aggregate)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     SOLE DISPOSITIVE POWER 1,468,698 shares of Common Stock
                        and 401,600 Warrants to purchase Common Stock (1,870,298
                        shares in the aggregate)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,698 shares of Common Stock and 401,600 Warrants to purchase Common Stock (1,870,298 shares in the aggregate)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      25.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

-----------------------------                                 ------------------
CUSIP No. 676121-10-6                      13D                Page 3 of 11 Pages
-----------------------------                                 ------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Chardonnay Enterprises, Ltd. ("Chardonnay")
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Luxembourg
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

-----------------------------                                 ------------------
CUSIP No. 676121-10-6                      13D                Page 4 of 11 Pages
-----------------------------                                 ------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      A Hero From Zero N.V. ("Hero")
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Luxembourg
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     SOLE DISPOSITIVE POWER

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

-----------------------------                                 ------------------
CUSIP No. 676121-10-6                      13D                Page 5 of 11 Pages
-----------------------------                                 ------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Gold Leaf Pictures Belgium b.v.b.a. ("Gold Leaf")
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Belgium
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     SOLE DISPOSITIVE POWER

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

-----------------------------                                 ------------------
CUSIP No. 676121-10-6                      13D                Page 6 of 11 Pages
-----------------------------                                 ------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Johan Schotte (individual)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Belgium
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER 125,000 shares of Common Stock and
  Number of             228,385 Warrants to purchase Common Stock (353,385
   Shares               shares in the aggregate)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     SOLE DISPOSITIVE POWER 125,00 shares of Common Stock and
                        228,385 Warrants to purchase Common Stock (353,385
                        shares in the aggregate)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares of Common Stock and 228,385 Warrants to purchase Common Stock (353,385 shares in the aggregate)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      4.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

-----------------------------                                 ------------------
CUSIP No. 676121-10-6                      13D                Page 7 of 11 Pages
-----------------------------                                 ------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Media Trust S.A.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Luxembourg
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER 29,537 Warrants to purchase Common
  Number of             Stock (29,537 shares in the aggregate)
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     SOLE DISPOSITIVE POWER 29,537 Warrants to purchase
                        Common Stock (29,537 shares in the aggregate)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,537 Warrants to purchase Common Stock (29,537 shares in the aggregate)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.01, ("Common Stock") of the Odyssey Pictures Corporation, 1601 Elm Street, Dallas, Texas 75201, (the "Issuer") which were purchased on December 2, 1999 by Lecoutere (as defined), warrants to purchase Common Stock ("Warrants") of the Issuer which were purchased by Lecoutere from Chardonnay, Hero and Gold Leaf (each as defined) on December 1, 1999, and the issuance of 113,385 warrants to Johan Schotte on July 1, 1998.

Item 2. Identity and Background.

      (a) and (b)

            (i) Lecoutere Finance S.A. ("Lecoutere"), formerly known as Flanders Film S.A., 39 route de Remich, L-5650 Mondorf-les-Bains, Luxembourg;

            (ii) Chardonnay Enterprises, Ltd. ("Chardonnay"), 10, avenue de la Faiencerie, L-1510 Luxembourg;

            (iii) A Hero From Zero N.V. ("Hero"), 10, avenue de la Faiencerie, L-1510 Luxembourg;

            (iv) Gold Leaf Pictures Belgium b.v.b.a. ("Gold Leaf"), Serruyslaan 42, B-8400 Oostende, Belgium;

            (v) Johan Schotte, 39 route de Remich, L-5650 Mondorf-les-Bains, Luxembourg; and

            (vi) Media Trust S.A. ("Media Trust"), 10, avenue de la Faiencerie, L-1510 Luxembourg.

      (c) Each of Lecoutere, Chardonnay, Hero, Gold Leaf and Johan Schotte, is involved in the film industry. Johan Schotte acts as a director for various companies and is the Chief Executive Officer and Chairman of the Board of the Issuer;

      (d) None of Lecoutere, Chardonnay, Hero, Gold Leaf, Johan Schotte or Media Trust during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) None of Lecoutere, Chardonnay, Hero, Gold Leaf, Johan Schotte or Media Trust during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

      (f) Johan Schotte is a citizen of Belgium, resident in Luxembourg.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds for Lecoutere for the purchase of the Convertible Notes was working capital. The source of funds for Lecoutere for the purchase of the Common Stock and Warrants to purchase Common Stock was also working capital.

      Lecoutere paid $187,500 for the Common Stock from the Issuer on December 2, 1999.

      On July 1, 1998, 103,385 common stock purchase warrants were issued to Johan Schotte in consideration of services rendered to the Issuer.

      No part of the amount of funds or other consideration used in making the purchases described herein is represented by borrowed funds.

Item 4. Purpose of Transaction.

      Each of Lecoutere, Chardonnay, Hero, Gold Leaf, Johan Schotte and Media Trust is involved in the film industry, and invested in the Issuer to expand its respective holdings in such industry. None of Lecoutere, Chardonnay, Hero, Gold Leaf or Johan Schotte has any present plans which relate to, or would result in:

      (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, other than, the shares which will be acquired upon conversion of the Convertible Notes;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that Stephen Greenwald, former Chief Executive Officer of the Issuer, resigned and Johan Schotte was named as his replacement in such position and as Chairman of the Board of Directors. Mr. Greenwald will continue to serve as a Director. Also, Ira Smith, former President and a Director of the Issuer, resigned and Pierre Koshakji has been named as his replacement in such positions. Mr. Dominique Verhaegen also has been appointed as a Director;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)                           Number of Shares     Individual    Maximum
      Individual Investor     Beneficially Owned   Percentage*   Aggregate Percentage*
      -------------------     ------------------   -----------   ---------------------
      Lecoutere               1,870,298             25.3%         25.3%
      Chardonnay                      0                0%            0%
      Hero                            0                0%            0%
      Gold Leaf                       0                0%            0%
      Johan Schotte             353,385              4.9%          4.9%
      Media Trust                29,537              0.4%          0.4%

* The percentages are based on the following share calculation: 6,974,340 shares of Common Stock outstanding, plus 629,985 shares of Common Stock (into which the Warrants owned by Lecoutere and Johan Schotte convert).

      Each of Hero, Gold Leaf and Johan Schotte expressly disclaims beneficial ownership of the Convertible Notes, and the shares of Common Stock and Warrants of the Issuer beneficially owned by shareholders other than itself. Lecoutere expressly disclaims beneficial ownership of the shares of Common Stock and Warrants of the Issuer beneficially owned by any of Hero, Gold Leaf or Johan Schotte.

      (b) Each of Lecoutere, Hero, Gold Leaf and Johan Schotte has sole power to direct the voting of their respective shares.

      (c) Lecoutere purchased 375,000 Warrants from Chardonnay, Hero and Gold Leaf.

      (d) Lecoutere acquired 625,000 shares of the Issuer's Common Stock at $0.30 per share on December 1, 1999.

      (e) This filing amends the filing of October, 1998, which erroneously reported the stock ownership of Lecoutere as 792,648 shares, when, in fact, it should have been 667,648 shares.

      (f) No person other than Lecoutere, Hero, Gold Leaf, Johan Schotte or Media Trust is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective securities.

      (g) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Each of Lecoutere, Media Trust and Johan Schotte retain sole investment power and voting power with respect to their respective shareholdings in the Issuer, although they each may consider and follow the views and voting decisions of Johan Schotte when making their own investment and voting decisions.

Item 7. Material to be Filed as Exhibits.

      None.

                                    SIGNATURE

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LECOUTERE FINANCE S.A.


                                                 /s/ Johan Schotte
                                          --------------------------------------
                                          By:    JOHAN SCHOTTE
                                          Title: Administrateur-Delegue
                                          Date:  March 18, 1999

                                    SIGNATURE

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CHARDONNAY ENTERPRISES, LTD.


                                                 /s/ Johan Schotte
                                          --------------------------------------
                                          By:    JOHAN SCHOTTE
                                          Title: Attorney-in-fact
                                          Date:  March 18, 1999

                                    SIGNATURE

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          A HERO FROM ZERO N.V.


                                                 /s/ Johan Schotte
                                          --------------------------------------
                                          By:    JOHAN SCHOTTE
                                          Title: Managing Director
                                          Date:  March 18, 1999

                                    SIGNATURE

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GOLD LEAF PICTURES BELGIUM b.v.b.a.


                                                 /s/ Johan Schotte
                                          --------------------------------------
                                          By:    JOHAN SCHOTTE
                                          Title: Gedelegeerd Bestuurder
                                          Date:  March 18, 1999

                                    SIGNATURE

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /s/ Johan Schotte
                                          --------------------------------------
                                          By:    JOHAN SCHOTTE
                                          Date:  March 18, 1999

                                    SIGNATURE

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MEDIA TRUST S.A.


                                                 /s/ Johan Schotte
                                          --------------------------------------
                                          By:    JOHAN SCHOTTE
                                          Title: Administrateur-Delegue
                                          Date:  March 18, 1999